SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 25th day of January, 2010

BETWEEN:

Each holder of 8.625% Senior Notes due June 15, 2011 of Catalyst (as defined below) signatory hereto (each a “Consenting Noteholder” and collectively the “Consenting Noteholders”)

- and -

Catalyst Paper Corporation, a corporation existing under the laws of Canada (“Catalyst”).

WHEREAS Catalyst had determined to refinance its outstanding 8.625% Senior Notes due June 15, 2011 (the “2011 Notes”) and, in connection therewith, made an offer to exchange (the “Exchange Offer”) the 2011 Notes for (i) up to approximately US$256.815 million aggregate principal amount of 10% Senior Secured Notes of Catalyst due December 15, 2016, inclusive of an early tender premium, and (ii) up to 95,287,332 common shares of Catalyst pursuant to the terms and conditions set forth in Catalyst’s Offering Memorandum and Consent Solicitation dated November 24, 2009 (the “OM”);

AND WHEREAS, following discussions with the ad hoc group of holders of 2011 Notes to which the Consenting Noteholders belong (the “Ad Hoc Committee”), Catalyst has determined to amend the terms of the Exchange Offer (such Exchange Offer as so amended, the “Amended Exchange Offer”) such that Catalyst shall offer to exchange the 2011 Notes for the following consideration:

(a)
up to US$294,009,000 aggregate principal amount of 11% Senior Secured Notes of Catalyst due December 15, 2016 (the “2016 Notes”), to be exchanged at a rate of US$830 of 2016 Notes per US$1,000 of principal amount of the 2011 Notes exchanged; and

(b)
up to an additional US$17,711,000 in 2016 Notes as an early tender premium for 2011 Notes tendered and not withdrawn prior to the early tender date (which shall be not less than 7 Business Days following the Launch Date (as defined below)), to be exchanged at a rate of US$50 of 2016 Notes per US$1,000 of principal amount of the 2011 Notes exchanged.

The terms and conditions to be attributed to the 2016 Notes shall be as set forth in the Description of Notes in the form previously agreed to by Catalyst and the Ad Hoc Committee, which will be reflected in the indenture for the 2016 Notes with only such changes as may be mutually agreed by the Catalyst and the Ad Hoc Committee (the “Revised Note Terms”).  Such Amended Exchange Offer shall not include any offer to issue common shares of Catalyst.  Under the Amended Exchange Offer, all accrued and unpaid interest on any 2011 Notes exchanged for 2016 notes up to, but not including, the day of closing of the Amended Exchange Offer will be paid in cash on or before such date;

AND WHEREAS Catalyst is proposing to amend the OM to reflect the terms of the Amended Exchange Offer and the Revised Note Terms and to launch the Amended Exchange Offer on or before February 2, 2010 (the “Launch Date”), with an expiry date no later than 5:00 p.m. (Eastern Time) on February 26, 2010 or such other time and date as may be mutually agreed by the Consenting Noteholders and Catalyst (the “Expiry Date”);

AND WHEREAS each Consenting Noteholder is a beneficial owner of, or exercises direction or control over, 2011 Notes;

AND WHEREAS this Agreement sets forth the terms and conditions of the agreement of each Consenting Noteholder to tender its 2011 Notes to the Amended Exchange Offer and deliver its Consent to the Consent Solicitation prior to the Expiry Date of the Amended Exchange Offer;

NOW THEREFORE, for and in consideration of the mutual covenants hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in Schedule “A” and in the Revised Note Terms.

2.
Each Consenting Noteholder hereby represents to Catalyst that it (or a client thereof for which it has discretionary authority to manage or administer funds) is the beneficial holder of, and has direction and control over, 2011 Notes in the principal amount(s) set forth in the letter of acknowledgement (the “Acknowledgement Letter”) executed by such Consenting Noteholder as of the date of this Agreement and delivered to Catalyst.

3.
Subject to the terms of this Agreement, the Consenting Noteholder hereby agrees to tender its 2011 Notes to the Amended Exchange Offer and deliver its Consent to the Consent Solicitation prior to the Expiry Date of the Amended Exchange Offer, provided that such 2011 Notes and Consent may be withdrawn prior to the Expiry Date by the Consenting Noteholder in the event this Agreement is terminated in accordance with its terms.

4.	Each Consenting Noteholder covenants and agrees as follows:

(a)
the Consenting Noteholder shall not directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its 2011 Notes to any Person, other than pursuant to the Amended Exchange Offer, except that the Consenting Noteholder may Transfer 2011 Notes, (x) to the extent the Consenting Noteholder is managing the 2011 Notes on behalf of a fund, to another fund managed by the Consenting Noteholder if the representations and warranties set forth in Section 5 hereof remain true and correct in all respects after such Transfer or (y) any other Person provided that (A) prompt written notice of such Transfer is provided to Catalyst, and (B) the transferee agrees in writing prior to such Transfer to be bound by all the terms of this Agreement as if such transferee had originally executed this Agreement by executing and delivering to Catalyst a joinder agreement in the form attached as Schedule “D”, or (ii) grant any proxies or power of attorney, deposit any of its 2011 Notes into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its 2011 Notes, other than pursuant to this Agreement;

(b)
the Consenting Noteholder shall not take any other action of any kind, directly or indirectly, which could reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Amended Exchange Offer; and

(c)	the Consenting Noteholder shall cooperate in good faith to complete the Amended Exchange Offer (without obligation to expend any funds).

5.
Each Consenting Noteholder represents and warrants to and covenants with Catalyst as follows, and acknowledges that Catalyst is relying upon such representations, warranties and covenants in entering into this Agreement and proposing the Amended Exchange Offer:

(a)
the Consenting Noteholder has been created and is validly existing under the laws of its jurisdiction of creation; it has the requisite power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder;

(b)
this Agreement has been duly executed and delivered by the Consenting Noteholder and constitutes a legal, valid and binding obligation, enforceable against such Consenting Noteholder in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity;

(c)	neither the execution and delivery of this Agreement by the Consenting Noteholder, nor the compliance by the Consenting Noteholder with any of the provisions hereof will:

(i)
result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under any provision of the constating documents and/or by-laws of the Consenting Noteholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Consenting Noteholder is a party or by which the Consenting Noteholder or any of its properties or assets may be bound, or

(ii)	require on the part of the Consenting Noteholder any filing with or permit, authorization, consent or approval of, any Governmental Entity or any other person;

(d)
the Consenting Noteholder has the sole and exclusive right to enter into this Agreement and to tender the 2011 Notes to the Amended Exchange Offer and deliver the Consent to the Consent Solicitation as contemplated herein.  None of its 2011 Notes are subject to any agreement which would in any way restrict the ability of the Consenting Noteholder to tender its 2011 Notes to the Amended Exchange Offer or deliver its Consent to the Consent Solicitation or any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of noteholders or give consents or approvals of any kind; and

(e)
the Consenting Noteholder is both a “qualified institutional buyer,” as that term is defined in Rule 144A under the United States Securities Act, as amended (the “U.S. Securities Act”), and an “accredited investor,” as that term is defined in Rule 501(a) under the U.S. Securities Act.

6.
Catalyst represents and warrants to and covenants with each Consenting Noteholder as follows, and acknowledges that each Consenting Noteholder is relying upon such representations, warranties and covenants in entering into this Agreement and agreeing to support the Amended Exchange Offer:

(a)
Catalyst has been incorporated and is validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder;

(b)
this Agreement has been duly executed and delivered by Catalyst and constitutes a legal, valid and binding obligation, enforceable against Catalyst in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity;

(c)
neither the execution and delivery of this Agreement by Catalyst, nor the compliance by Catalyst with any of the provisions hereof will, subject to the satisfaction of the conditions contained in the Amended Exchange Offer:

(i)
result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under any provision of the constating documents of Catalyst, or under any of the terms, conditions or provisions of any note, loan or credit agreement (except for any consent required under the credit agreement (the “ABL Credit Agreement”) among, inter alia, Catalyst and CIT Business Credit Canada Inc., as agent, dated August 13, 2008), bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which Catalyst is a party or by which Catalyst or any of its properties or assets may be bound, or

(ii)
require on the part of Catalyst any filing with or permit, authorization, consent or approval of, any Governmental Entity or any other person except for any filing required under Applicable Securities Laws;

(d)
except as disclosed in the Information, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against Catalyst or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Catalyst and the Subsidiaries taken as a whole or on Catalyst’s ability to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement;

(e)
except as disclosed in the Information and except for any Identified Events of Default, since January 1, 2009 there has not been (i) any Material Adverse Change, (ii) any transaction which is material to Catalyst and its subsidiaries (taken as a whole), (iii) any obligation, direct or contingent (including any off-balance sheet obligations), incurred by Catalyst and its subsidiaries which is material to Catalyst, (iv) any material change in the capital stock or outstanding indebtedness of Catalyst and its subsidiaries (taken as a whole), or (v) any dividend or distribution of any kind declared, paid or made on the capital of Catalyst.  As of the date hereof, Catalyst has filed with the Securities Commissions all documents required to be filed by it under Applicable Securities Laws except to the extent that such a failure to file would not be material;

(f)
the issued and outstanding shares of Catalyst have been duly authorized and validly issued and are fully paid and non assessable, have been issued in compliance with all Applicable Securities Laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right.  No order halting or suspending trading in securities of Catalyst or prohibiting the sale of such securities has been issued to and is outstanding against Catalyst or, to the knowledge of Catalyst, its directors or officers, and, to the knowledge of Catalyst, no investigations or proceedings for such purpose are pending or threatened;

(g)	the 2016 Notes, when issued and delivered in accordance with the Amended Exchange Offer, will have been duly authorized and will be validly issued;

(h)
the 2016 Notes, when issued and delivered in accordance with the Amended Exchange Offer, will be issued and delivered pursuant to exemptions from the prospectus and registration requirements of Applicable Securities Laws and will be subject to resale restrictions under Applicable Securities Laws as disclosed in the Information;

(i)	Catalyst will conduct the Amended Exchange Offer in compliance with applicable law; and

(j)
Catalyst’s outstanding 7.375% Senior Notes due 2014 shall not form part of the Amended Exchange Offer, the terms of thereof shall not be amended as a result of the Amended Exchange Offer and Catalyst shall not purchase or redeem any of such notes prior to the Expiry Date.

7.	Catalyst covenants and agrees as follows:

(a)
Following execution of this Agreement by Catalyst and each Consenting Noteholder and prior to 10:00 am (Eastern Time) on January 25, 2010, Catalyst will cause to be issued a press release or other public disclosure relating to the Amended Exchange Offer, in substantially the form attached as Schedule “B” hereto;

(b)
Catalyst will prepare and make available to Eligible Holders an amendment to the OM (the “Amended OM”) which reflects the Amended Exchange Offer and the Revised Note Terms, in form and substance satisfactory to the Ad Hoc Committee acting reasonably.  The Ad Hoc Committee shall provide any comments on the draft Amended OM within three Business Days of receipt of a draft thereof.  If this Agreement is terminated in accordance with its terms, Catalyst will, if necessary, extend the Expiry Date to a date that is not less than 2 Business Days following the date Catalyst makes public disclosure of such termination (even if such date is later than the February 26, 2010 date specified in the recitals to this Agreement).  Under the Amended Exchange Offer, all accrued and unpaid interest on any 2011 Notes exchanged for 2016 notes up to, but not including, the day of closing of the Amended Exchange Offer will be paid in cash on or before such date;

(c)
Catalyst will (i) subject to the satisfaction or waiver of the conditions of the Amended Exchange Offer, use reasonable commercial efforts to complete the Amended Exchange Offer, (ii) use reasonable commercial efforts to satisfy the conditions to Amended Exchange Offer, including obtaining any and all required regulatory and/or third party approvals in connection with the Amended Exchange Offer and the Revised Note Terms, (iii) except as contemplated herein, not take any action that is inconsistent with, or is intended or is likely to interfere with the consummation of the Amended Exchange Offer, and (iv) not amend the terms of the Amended Exchange Offer in any material respect, including by extending the Expiry Date of the Amended Exchange Offer, without the consent of the Ad Hoc Committee, it being acknowledged that this Section 7(c)(iv) shall not apply to a waiver by Catalyst of any condition to the completion of the Amended Exchange Offer to be set forth in the Amended OM that is for the benefit of Catalyst, including the minimum tender condition set forth in Section 11;

(d)
except as may be required by applicable law, Catalyst shall not issue any press release or make other public disclosure concerning the transactions contemplated herein without the prior consent of the Ad Hoc Committee (such consent not to be unreasonably withheld);

(e)
Catalyst agrees to perform the obligations required to be performed by it under this Agreement, including, for greater certainty, but without limitation, paying for all reasonable legal fees, expenses and disbursements of Goodmans LLP, as Canadian counsel to the Ad Hoc Committee, and Kramer Levin Naftalis & Frankel LLP, as US counsel to the Ad Hoc Committee; and

(f)
Catalyst will offer no consideration of any kind to any holder of 2011 Notes that is not the Consenting Noteholder as an inducement to such holder to participate in the Amended Exchange Offer or any other similar or restructuring transaction related to the 2011 Notes, unless Catalyst has previously offered or offers concurrently such consideration on the same terms and conditions to the Consenting Noteholder.

8.
This Agreement and the obligations of Catalyst and the Consenting Noteholders set out in this Agreement shall terminate upon the date of the earliest to occur of the following (such earliest date being the “Termination Date”):

(a)	completion of the Amended Exchange Offer;

(b)
written notice from a Consenting Noteholder to Catalyst, in the event of a material breach by Catalyst of any representation, warranty, covenant or other obligation provided for in this Agreement, which breach is not cured (if capable of being cured) within seven days after such Consenting Noteholder has notified Catalyst of its intent to terminate this Agreement pursuant to this Section 8(b); provided that in the case of a termination pursuant to this Section 8(b), the Agreement shall terminate only as between such Consenting Noteholder and Catalyst (and, for greater certainty, all terms of the Agreement as between Catalyst and any other Consenting Noteholder party hereto shall remain in full force and effect);

(c)	the occurrence of an event of default under the Indenture, other than an Identified Event of Default;

(d)
the commencement of a voluntary or involuntary case or proceeding by or against Catalyst, Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Catalyst Pulp & Paper Sales Inc., Elk Falls Pulps & Paper Limited, Catalyst Paper General Partnership, Catalyst Paper Holdings Inc. (Delaware), Powell River Energy Inc., Powell River Energy Limited Partnership or any of their direct or indirect material subsidiaries (the “Catalyst Group”) under any applicable bankruptcy, insolvency, reorganization or other similar law (including, without limitation, the arrangement or reorganization provisions of any corporate statutes to exchange debt for other securities) or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by any of member of the Catalyst Group to the entry of a decree or order for relief in its respect in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, interim receiver, liquidator, assignee, trustee, sequestrator or similar official of any member of the Catalyst Group or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by any member of the Catalyst Group in furtherance of any such action;

(e)	termination of this Agreement pursuant to the terms of Section 10; or

(f)	unless extended by mutual agreement of the Ad Hoc Committee and Catalyst, automatically at 5:00 pm (Eastern Time) on March 7, 2010.

If prior to the termination of this Agreement, Catalyst undergoes a “Change of Control” (as that term is defined in the Indenture), nothing in this Agreement shall prevent the Consenting Noteholders from exercising their rights under the Indenture, including the right to require Catalyst to purchase its 2011 Notes in certain circumstances.  If as a result of a Consenting Noteholder’s actions following a Change of Control, such Consenting Noteholder no longer owns any 2011 Notes, this Agreement shall terminate with respect to such Consenting Noteholder.

In the event of termination of this Agreement pursuant to this Section 8 or Section 10, this Agreement will forthwith become void and there will be no liability on the part of any party or its respective partners, officers, directors or shareholders, except for obligations under this Section 8, and Sections 7(e), 7(f), 9, 16, 19, 20 and 21, all of which will survive the Termination Date, as applicable, and except that each party shall be responsible and shall remain liable for any breach of this Agreement by such party occurring prior to the termination of this Agreement.  Upon termination, any 2011 Notes and Consents tendered by the Consenting Noteholder may be withdrawn prior to the Expiry Date.  In the event of such a termination, any amount payable on account of the fees and expenses of Canadian and US counsel to the Ad Hoc Committee as provided in Section 7(e) will be paid by Catalyst within three business days of the date of termination.

9.
Catalyst agrees, on its own behalf and on behalf of its Representatives (defined below), to use reasonable best efforts to maintain the confidentiality of the identity and holdings of the Consenting Noteholders; provided, however, that such information may be disclosed: (a) to Catalyst’s directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents (collectively referred to herein as the “Representatives” and individually as a “Representative”) provided further that each such Representative is informed of this confidentiality provision; and (b) to Persons in response to, and to the extent required by, (i) any subpoena, or other legal process, including, without limitation, by the Court or applicable rules, regulations or procedures of the Court, or (ii) any Governmental Entity.  If Catalyst or its Representatives receive a subpoena or other legal process as referred to in clause (b)(ii) above in connection with this Agreement, Catalyst shall provide the relevant Consenting Noteholder with prompt written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the relevant Consenting Noteholder may (at Catalyst’s expense) seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement.  Notwithstanding the provisions in this Section 9: (x) Catalyst may disclose the existence of and nature of support evidenced by this Agreement in any public disclosure or filing (including, without limitation, press releases, material change reports or other Securities Commission filings) produced by Catalyst at the discretion of Catalyst, provided that in the context of any such public disclosure with respect to holdings of the Consenting Noteholders, only the aggregate holdings of Consenting Noteholders that execute a support agreement may be disclosed (but not their individual holdings unless otherwise required by a Governmental Entity); (y) Catalyst may disclose the holdings of a Consenting Noteholder in any action to enforce this Agreement or in an action for damages as a result of any breaches hereof; and (z) Catalyst may disclose, to the extent consented to in writing by a Consenting Noteholder, such Consenting Noteholder’s holdings.

10.
Each Consenting Noteholder may terminate this Agreement as to its rights and obligations hereunder by written notice to Catalyst prior to the Expiry Date on the occurrence of one or more of the following:

(a)
Catalyst (i) being in breach or violation of any of its covenants, obligations or representations and warranties under this Agreement (including, without limitation, Section 7(e)) or any document relating hereto, or (ii) being the subject of any litigation, action, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental agency that seeks to restrain or prevent or otherwise materially adversely affect, or would have the effect of restraining or preventing or otherwise materially adversely affecting, the making or completion of the Amended Exchange Offer;

(b)	except as directly relating to the announcement or implementation of the Amended Exchange Offer, any Material Adverse Change;

(c)
the Ad Hoc Committee, acting reasonably, not being satisfied that all loan, guarantee and security documents for the 2016 Notes, including (without limitation) legal opinions addressed to the trustee and covering the legal matters specified in Schedule “C” and a collateral trust agreement with the trustee under the indenture for the 2016 Notes (the “CTA”), are consistent with the Revised Note Terms;

(d)
the Ad Hoc Committee, acting reasonably, not being satisfied with the terms of an intercreditor agreement with the lenders (the “ABL Lenders”) under the ABL Facility (the “ABL Intercreditor Agreement”); and

(e)
any default or event of default under the ABL Facility or the indenture governing the 7.375 Senior Notes due 2014, or the failure to obtain all necessary consents and waivers from the ABL Lenders to enter into the ABL Intercreditor Agreement and to issue the 2016 Notes and the Collateral Documents in accordance with the Revised Note Terms.

11.
The obligation of Catalyst to complete the Amended Exchange Offer shall be subject to the conditions set forth in the Amended OM, it being understood that the minimum tender condition shall be increased under the Amended Exchanged Offer from 85% to 95% such that Catalyst’s obligation to accept for exchange validly tendered 2011 Notes shall be subject to its receipt of valid tenders (and related Consents) of at least 95% of the outstanding aggregate principal amount of the 2011 Notes (which condition may be waived by Catalyst at any time in whole or in part in its sole discretion). The obligation of Catalyst to complete the Amended Exchange Offer shall also be subject to Catalyst being satisfied, acting reasonably, with the terms of the ABL Intercreditor Agreement.

12.
Subject to Section 13 hereof, notwithstanding anything herein to the contrary, this Agreement applies only to the 2011 Notes and to the Consenting Noteholders solely with respect to their legal and beneficial ownership of the 2011 Notes, and shall not apply to:

(a)
any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of any Consenting Noteholder that has not been involved in the discussions relating to the Amended Exchange Offer or is on the other side of an information firewall established by any Consenting Noteholder; or

(b)	any securities, loans or other obligations that may be beneficially owned by non-affiliated clients of the Consenting Noteholders.

Except as otherwise provided herein including as provided in Section 4(a) hereof, nothing in this Agreement is intended to preclude the Consenting Noteholder from engaging in any securities transactions with respect to the 2011 Notes.

13.
If a Consenting Noteholder acquires additional 2011 Notes (“Additional Notes”) after the date hereof, any and all rights and claims obtained by such Consenting Noteholder with respect to, on account of or pursuant to any Additional Notes shall automatically be subject to this Agreement including the obligations to tender such Additional Notes to the Amended Exchange Offer and deliver a Consent as provided in Section 2 hereof.

14.	Time shall be of the essence of this Agreement.

15.
The parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

16.
Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Catalyst, addressed as follows:

Catalyst Paper Corporation

2nd Floor, 3600 Lysander Lane

Richmond, British Columbia, Canada

V7B 1C3

Attention:                                Valerie Seager

Facsimile No.:                                           604-247-0551

with a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver, British Columbia, Canada

V7X 1L3

Attention:                                Peter Kalbfleisch

Facsimile No.:                                604-631-3309

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY

10004

Attention:                                Jeffrey Bagner

Facsimile No.:                                212-859-4000

(b)	the Consenting Noteholders, at the address set forth on each Consenting Noteholder’s execution page,

with a copy to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario  M5H 2S7

Attention:                                Robert J. Chadwick

Facsimile No.:                                           (416) 979-1234

or at such other address of which either party may, from time to time, advise the other party by notice in writing given in accordance with the foregoing. The date and time of receipt of any such notice shall be the date and time of delivery, if delivered in person, or shall be deemed to be 9:00 a.m. (EST) on the business day next following the date of facsimile transmission.

17.
This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Consenting Noteholders and Catalyst other than as expressly set forth in this Agreement.  Except as contemplated in Section 4(a) this Agreement and the rights hereunder are not transferable or assignable by the Consenting Noteholders or Catalyst without the prior written consent of the other parties.

18.	This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

19.
It is recognized and acknowledged that a breach by the Consenting Noteholder of any material obligations contained in this Agreement may cause Catalyst to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, Catalyst shall be entitled to the remedy of specific performance of such obligations and interloculatory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity without the need for posting a bond or other security.

20.
Except as otherwise provided in this Agreement and any retainer agreements entered into by Catalyst and the Ad Hoc Committee advisors, each of the parties shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

21.
This Agreement is governed by the laws of Ontario and the federal laws of Canada applicable therein. This Agreement may be executed by facsimile and in one or more counterparts, all of which shall be considered one and the same agreement.

[the remainder of this page is intentionally left blank]

If the foregoing accurately reflects the terms and conditions of our agreement, please kindly indicate your acceptance by signing, dating and returning it to us.

Yours truly,

Catalyst Paper Corporation
Per:	(signed) Richard Garneau
Name: Richard Garneau
Title: Authorized Signing Officer

Signature Page for Consenting Noteholders:

Agreed this 25th day of January, 2010

Name of Consenting Noteholder:

[Redacted Name of Consenting Noteholder]

by: [Redacted Signature of Consenting Noteholder]

Authorized Signing Officer

Notice address: [Redacted Address of Consenting Noteholder]

[Redacted Name of Consenting Noteholder]

by: [Redacted Signature of Consenting Noteholder]

Authorized Signing Officer

Notice address: [Redacted Address of Consenting Noteholder]

[Redacted Name of Consenting Noteholder]

by: [Redacted Signature of Consenting Noteholder]

Authorized Signing Officer

Notice address: [Redacted Address of Consenting Noteholder]

[Redacted Name of Consenting Noteholder]

by: [Redacted Signature of Consenting Noteholder]

Authorized Signing Officer

Notice address: [Redacted Address of Consenting Noteholder]

SCHEDULE “A”

DEFINITIONS

“Applicable Securities Laws” means all applicable securities, corporate and other laws, rules, regulations, notices and policies in the Provinces of Canada and in the United States of America, including state “blue sky” legislation.

“Business Day” means any day, other than Saturday, Sunday or a United States or Canadian federal holiday or a provincial holiday in the province of either or both of British Columbia or Ontario, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time. In computing any time period, the date of the event which begins the running of such time period shall be included except that if such event occurs on other than a Business Day such period shall begin to run on and shall include the first Business Day thereafter.

“Consent” means the form of consent solicited by Catalyst from holders of the 2011 Notes to certain amendments to the indenture governing the 2011 Notes.

“Consent Solicitation” means solicitation of Consents by Catalyst in connection with the Amended Exchange Offer.

“Eligible Holder” has the meaning to be ascribed to that term in the OM.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Identified Events of Default” means the Events of Default (as defined in the Indenture), if any, that arise as a result of the transactions contemplated by this Agreement.

“Indenture” means the indenture governing the 2011 Notes.

“Information” means the OM, together with the documents incorporated by reference therein including (i) the annual report of Catalyst for the fiscal year ended December 31, 2008; (ii) the audited consolidated financial statements of Catalyst as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, and the report of the independent chartered accountants thereon; (iii) the management’s discussion and analysis of Catalyst for the year ended December 31, 2008; (iv) the management proxy circular of Catalyst dated March 25, 2009, prepared in connection with Catalyst’s annual and special meeting of shareholders held on April 29, 2009; (v) the quarterly financial statements of Catalyst as of March 31, 2009, June 30, 2009 and September 30, 2009 and for the three months ended March 31, 2009, six months ended June 30, 2009 and 2008, and the nine months ended September, 2009 and 2008; (vi) the management’s discussion and analysis of Catalyst for the three months ended March 31, 2009, six months ended June 30, 2009, and the nine months ended September 30, 2009; and (vii) the material change report of Catalyst dated November 23, 2009 and filed November 25, 2009 relating to the Exchange Offer.

“Material Adverse Change” means a material adverse change in Catalyst’s business operations or financial condition; for greater certainty, any change in Catalyst’s business operations resulting from or arising in connection with any of the following does not constitute a material adverse change in Catalyst’s business operations: (i)  any change in GAAP; (ii) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any governmental authority; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (iv) any change affecting any of the industries in which Catalyst operates, including changes in exchange rates, interest rates or commodity prices; (v) any natural disaster; (vi) the execution, announcement, or performance of this Agreement or any other related agreement and the consummation of the transactions completed thereby; (vii) any change in the market price or trading volume of any securities of Catalyst or any suspension of trading in securities generally on any securities exchange on which any securities of Catalyst trade; (viii) the failure, in and of itself, of Catalyst to meet any internal or public projections, forecasts or estimates of revenues or earnings; or (ix) any action taken by Catalyst which is contemplated in this Agreement or any other related agreement.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Securities Commissions” means the securities commissions in each of the Provinces of Canada and in the United States.

SCHEDULE “B”

PRESS RELEASE

(See attached.)

SCHEDULE “C”

MATTERS TO BE ADDRESSED IN LEGAL OPINIONS

1.
Full corporate power and authority to issue the Notes, and to enter into the indenture and the agreements contemplated by the indenture and the offering memorandum, including any supplemental indentures contemplated by the offering memorandum and the guarantees and security granted in respect of the Notes (collectively, the “Agreements”), and to perform its obligations under the Agreements, including to complete the exchange offer and consent solicitation (the “Offer”).

2.
The execution, delivery and performance of the Agreements and the completion of the Offer do not violate applicable laws or regulations, organizational documents or other specified agreements or judgments.

3.	The Agreements(including the Notes, the security and the related Guarantees) have been duly authorized by each of the Company and the Guarantors as the case may be.

4.
The Indenture and the Agreements  constitute legal, valid, binding and enforceable obligations of the Company and the Guarantors, as applicable, enforceable against the Company and each of the Guarantors, as applicable, in accordance with their terms.

5.	The Notes constitute legal, valid, binding and enforceable obligations of the Company entitled to the benefits of the Indenture.

6.	The Guarantees constitute, legal, valid, binding and enforceable obligations of the Guarantors entitled to the benefits of the Indenture.

7.
The security granted in respect of the Notes and the Guarantees constitute legal, valid, binding and enforceable obligations of each of the Company and the Guarantors as the case may be,  duly perfected in accordance with applicable laws.

8.
The exchange and issuance of the Notes are exempt from prospectus and registration requirements under American and Canadian securities laws and no consents or approvals required under American and Canadian securities laws (other than “blue sky” laws).

9.	First trade of Notes not subject to prospectus requirements under Canadian securities laws provided four months have elapsed from distribution date and other conditions satisfied.

The foregoing opinions shall be subject to customary assumptions, qualifications and limitations.  Counsel to Catalyst shall be entitled to rely, to the extent appropriate in the circumstances, on certificates of officers of the Company with respect to factual matters not independently established.

SCHEDULE “D”

JOINDER AGREEMENT

TO:                     CATALYST PAPER CORPORATION (the “Corporation”)

AND TO:	____________________________________________________

[Insert name of transferring Consenting Noteholder] (the “Transferor”)

The undersigned hereby acknowledges and confirms that:

(1) it proposes to acquire US$ _______________________ principal amount of 8.625% Senior Notes due June 15, 2011 of the Corporation (the “Purchased Notes”) from the Transferor (the “Transfer”); and

(2) in connection with the Transfer, the undersigned has received a copy of the support agreement dated as of January 25, 2010 between the Corporation, the Transferor and other “Consenting Noteholders” as defined therein (the “Support Agreement”).

The undersigned hereby covenants and agrees to be bound by the Support Agreement as a Consenting Noteholder with respect to the Purchased Notes in the same manner and to the same extent as if the undersigned had been an original party to the Support Agreement.

DATED the ____ day of __________________, 2010.

Legal name of Transferee: ________________________________________
Per:
Name:
Title:

Address of Transferee:
__________________________________
__________________________________
__________________________________